UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

As of today, BBVA has received a new communication from the Bank of Spain regarding the determination of its Minimum Requirement for own funds and Eligible Liabilities (“MREL”), set by the Single Resolution Board (“SRB”), which is applicable from the date of its receipt and which has been calculated taking into account the financial and supervisory information as of December 31, 2023. This new communication repeals and supersedes the previous communication, which content was communicated to the market through an Inside Information notice published on March 27, 2024 (with registration number 2188).

In accordance with the communication received, BBVA must keep a volume of own funds and eligible liabilities representing at least a 23.13% of the total risk-weighted assets (“RWAs”) of its resolution group, on a sub consolidated1 level (the “MREL in RWAs”), of which 13.50% of the RWAs of its resolution group should be met with subordinated instruments (the “subordination requirement in RWAs”).

Additionally, BBVA must keep a volume of own funds and eligible liabilities in terms of total exposure considered for the purposes of calculating the leverage ratio of the 8.59% (the “MREL in LR”), of which 5.66% in terms of total exposure considered for the purposes of calculating the leverage ratio should be fulfilled with subordinated instruments (the “subordination requirement in LR”).

The MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement applicable which, in accordance with current regulations and supervisory criteria, would stand at 3.65%.

The current structure of own funds and eligible liabilities of the resolution group complies with the MREL in RWAs, with the MREL in LR, with the subordination requirement in RWAs and with the subordination requirement in LR.

Madrid, June 12, 2025

1 In accordance with the MPE resolution strategy (“Multiple Point of Entry”) of BBVA Group, as established by the SRB, the resolution group consists of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries belonging to the same European resolution group. As of December 31, 2023, the RWAs of the resolution group amounted to 214,757 million euros and the total exposure considered for calculating the leverage ratio amounted to 517,470 million euros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 12, 2025	By: /s/ Eduardo Ávila Zaragoza

Name: Eduardo Ávila Zaragoza
Title: Head of supervisory relations